Deutsche Telekom

October 2000
Dr. Ron Sommer, CEO

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Deutsche Telekom does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/prospectus, as amended from time to time, regarding the business combination transactions between Deutsche Telekom AG and VoiceStream Wireless Corporation and between Deutsche Telekom AG and Powertel, Inc. referenced in these materials because it contains important information. The preliminary proxy statement/prospectus was filed with the Securities and Exchange Commission by Deutsche Telekom AG, VoiceStream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/ prospectus and other related documents filed by Deutsche Telekom AG, VoiceStream Wireless Corporation, and Powertel, Inc. at the Commission's website at www.sec.gov or at the Commission's public reference room located at 450 Fifth Street, NW, Washington D.C 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information of the public reference rooms. The proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom, Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017.

Strategy (I)

Deutsche Telekom has adopted a unique strategy ...

- T-Mobile
  - Creating the first global GSM operator
  - Leveraging large 2G subscriber bases to introduce mobile data and 3G services
- T-Online
  - Leveraging our subscriber leadership to develop e-commerce
  - Industry consolidator on a European scale
- T-Systems
  - Moving up the value chain in data communications
  - Achieving significant scale as a systems integrator
- T-Com
  - Reducing dependence on long-distance revenue
  - Building market leadership in broadband

Strategy (II)

... which is generating strong growth in mobile, Internet, systems, and access

	T-Mobile*	T-Online	T-Systems	T-Com & Others**
Revenue growth	+101 %	+59 %	+24 %	-0.2 %
Revenue % of total H1 2000	21 %	2 %	9 %	68 %
Revenue % of total H1 1999	12 %	1 %	8 %	79 %

Networks

* Including One2One and max.mobil..

** Including all other activities such as Carrier Services, Value Added Service, Broadcasting and Broadband Cable, Terminal Equipment, MATÁV and SIRIS.

Please note that this revenue breakdown deviates from our normal segment reporting according to FAS131.

Strong Operational Performance

million	H1/00	12/99	H1/99	Δ H1/00 FY/99	Δ H1/00 H1/99
Majority-controlled mobile subscribers	22.6	15.7	11.3	44 %	100 %
■ Germany: T-Mobil (GSM)	13.4	9.1	6.8	47 %	97 %
■ U.K.: One2One	6.1	4.2	2.6	45 %	135 %
■ Austria: max.mobil.	1.8	1.5	1.1	20 %	64 %
■ Hungary: Westel*	1.3	0.9	0.8	44 %	63 %
T-Online accounts**	6.0	4.2	3.3	43 %	82 %
Telephone lines (incl. ISDN channels)	48.5	47.8	47.2	1 %	3 %
of which: ISDN channels	15.3	13.3	11.7	15 %	31 %
■ residential customers***	7.0	6.0	5.0	17 %	40 %
■ business customers***	8.3	7.3	6.7	14 %	24 %

* Held directly and indirectly by MATAV.

** Including acquisition of Club Internet.

*** In 2000 SME-customers were transferred to the business customers segment.

VoiceStream – The Right Transaction

A major strategic move

Right Market	U.S. is the most attractive wireless market globally
Right Time	Transaction timed just ahead of growth in U.S. mobile market
Right Company	VoiceStream is the fastest growing operator in the U.S.
Right Management	Proven VoiceStream management team to lead American wireless business
Right Price	Price paid in line with precedent transactions on an enterprise value per POP basis

Market Leadership: Leapfrogging Competition


Controlled equity POPs
(controlled, proportionate)*
400
307
277
236
230
223
190
159
DT/VSTR/ PTEL
Vodafone
Sprint PCS
AT&T Wireless
Nextel
Verizon Wireless
Orange
Cingular

- Ranks #1 globally with approx. 400 million POPs (controlled, proportionate)
- Pure play mobile company with single technology
- Only GSM operator with controlling interests in the U.S. and major European markets
- Unparalleled transatlantic roaming opportunity
- Ideal platform to develop 3G (UMTS) services

* Based on proportionate ownership in the controlled companies.

T-Mobile

Key UMTS licenses secured

European UMTS landscape



Q4/00
03/99
Q4/00
H1/01
Q3/01
04/00
07/00
08/00
H1/01
H1/01
Q4/00
Q4/00
Q1/01
03/00
Q4/00

Acquired

X Expected date of licence award

X Licence award date

Key countries

1. U.K.: GBP 4.0 billion
   (69 GBP per POP)
2. Germany: € 8.5 billion
   (€ 104 per POP)
3. Netherlands: € 395 million
   (€ 41 per POP)
4. No participation in Italy
5. Participate in beauty contest in Sweden

T-Mobil

Strong growth and stable market shares

1999	H1 2000	Q3 2000
4% 16% T-D1 39% 41%	5% 15% T-D1 39% 41%	6% 14% T-D1 40% 41%
23.2 million customers	34.0 million customers	40.0 million customers

T-D1 D2 e-plus E2

Source: Telecom-Handel; rounded individual percentages may add up to more than 100%.

T-Mobil

Unprecedented subscriber growth in Germany



Net adds per quarter (thousands)
574
758
901
1,360
1,823
2,527
2,648
Q1/99
Q2/99
Q3/99
Q4/99
Q1/00
Q2/00
Q3/00

Deutsche Telekom

One2One

Convergence in market shares



1999
One2One
17%
33%
21%
29%
23.9 million customers
H1 2000
One2One
20%
31%
23%
26%
30.7 million customers
Q3 2000
One2One
21%
30%
24%
25%
34.4 million customers
One2One
Orange
Cellnet
Vodafone

Source: One2One

One2One

Britain's fastest growing mobile network


Net adds per quarter (thousands)
329
401
604
903
861
1,002
1,122
Q1/99
Q2/99
Q3/99
Q4/99
Q1/00
Q2/00
Q3/00

Mobile

Strong positioning in Central and Eastern Europe

	RadioMobil*	PTC**	Westel***	MTS****
Penetration H1 2000	27.0%	13.3%	22.1%	9%
Market share H1 2000	45.5%	43.8%	55.9%	53.0%
Subscribers H1 2000 (million)	1.3	2.2	1.3	0.6
Net revenues 1999 (€ million)	297	614	427	338
EBITDA 1999 (€ million)	88	126	182	159
Net income 1999 (€ million)	23	- 33	117	80
Personnel (FTE - June 30, 2000)	1,848	2,804	1,380	1,496

* Option exercised to increase indirect shareholding in RadioMobil from 41.4% to 52.0% in H1/2001.
** 22.5% shareholding held by TMO, with further 22.5% held by Deutsche Telekom.
*** 51% held by MATAV (59.53% Deutsche Telekom) and 49% held directly by Deutsche Telekom.
**** Shareholding of 36.2 %.

T-Motion

Mobile portal of choice


Flight info
Online games
Video conference

Concept

- Pan-European mobile portal of choice
- Provider of streamlined, selective content and services
- Leverage TMO's subscriber base, T-Online's technical expertise and content relationships, and the T-brand

!"§=!Motion§

Products and services

- Portfolio of must-have services (e.g. news, finance, organiser, travel)
- Service-centric approach focused on ease of adoption
- Focus on innovating mobility services

Services in Germany launched in 9/00

T-Online

Strong growth of subscribers and log-ins

T-Online subscribers and log-ins



Log-ins per quarter (million)
Subscribers (million)
800
700
600
500
400
300
200
100
0
7
6
5
4
3
2
1
0
H1/97
H2/97
H1/98
H2/98
H1/99
H2/99
H1/00
Subscribers
Log-ins

- Subscribers* June 2000: 6.0 million (+13% compared with Q1/00)
- Log-ins Q2 2000**: approx. 737 million (+11% compared with Q1/00)

* Incl. 0.5 million subscribers of Club Internet.
** Incl. Club Internet.
Source: T-Online.

T-Online

The leading portal in Germany

Total minutes per month ('000)*


56,374
46,214
42,225
31,770
28,941
22,318
T-Online.de
gmx.de
Web.de
Yahoo.de
Freenet.de
Lycos.de

* Total minutes per month =
residen tial unique visitors x average usage per month
Source: Media Metrix Germany (June 2000), .de sites only

Reach of Top Ten .de sites (%)


T-Online.de 48.6
Yahoo.de 26.8
Lycos.de 24.8
Web.de 19.0
Gmx.de 15.3
Freenet.de 14.9
Puretec.de 14.2
MSN.de 12.9
Microsoft.de 12.3
Amazon.de 11.7

Source: Media Metrix Germany (June 2000)

Ya.com
Key attractions

Iberia's Number 2 Portal

- 2 horizontal portals in Spain and Portugal
- 18 specialised vertical portals and various e-commerce sites
- 98.6 million page views (June)

Strong Independent Brand

- Reach above 50%
- 81 on-line advertising clients – equivalent to 70-75% of total Spanish on-line advertisers

Experienced Management Team

- Previous top management relevant experience
  - Terra Networks
  - Add Pepper
  - Wanadoo

A market leader underpinned by significant Iberian growth potential

T-Systems

International coverage in systems solutions expanding through debis



T-Systems relevant country organisations

- debis
- DeutscheTelekom
- debis and Deutsche Telekom

Network Communications

Decreasing domestic and international long-distance call charges to 8% of total revenues

			% of total revenue	
€ (million)	H1/00	H1/99	H1/00	H1/99
Call charges (total)	4,361	5,343	22.7	31.9
- of which domestic and international LD	1,576	2,325	8.2	13.9
Access charges*	3,251	3,136	16.9	18.7
Network communications	7,612	8,479	39.6	50.6
Consolidated net revenues	19,213	16,758	100.0	100.0

* Including connection fees and other network services.

Call Minutes*

Overall volume growth continuing



Minutes (billion)
120
100
80
60
40
20
0
H1/99
H1/00
- 7.7%
59.9
55.3
-5.2%
19.3
18.3
- 10.0%
2.0
1.8
+ 33.3%
2.4
3.2
+ 143.3%
10.4
25.3
+ 10.6%
94.0
104.0
City/ local
Long distance
Inter- national
Fixed-to- mobile
Other services**
Total

* In the PSTN= Public Switched Telephone Network.

** Directory assistance, service numbers, public telephones, T-Online.

Percentages calculated on the basis of exact values.

T-Com

Broadband: T-DSL tariff initiative started in August will boost growth

Contracts (thousands)


7
10
16
44
57
75
112
223
273
February
March
April
May
June
July
August
September
October*

* Through October 16, 2000

Deutsche Telekom

A unique growth story

- Closing of Voice Stream number one priority
- Significant push in mobile data: GPRS and T-Motion
- Extending T-Online's market leadership to the broadband world
- Creation of T-Systems as the second largest systems integrator in Europe
- Becoming Europe's premier DSL provider